6 rue Alain Bombard 44800 Saint-Herblain, France	VIA EDGAR

October 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Abby Adams

Re:    Valneva SE

Registration Statement on Form F-1

File No. 333-260507

Acceleration Request

Requested Date: October 28, 2021

Requested Time:        4:00 P.M. Eastern Time

All:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on October 28, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of David Boles and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Boles of Cooley LLP at +44 7556 4446, or in his absence, Katie Kazem at +1 703 456 8043. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

Valneva SE

By:	/s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President

cc:	David Boles, Cooley LLP

Marc Recht, Cooley LLP

Katie A. Kazem, Cooley LLP

Jean-Marc Franceschi, Hogan Lovells Paris LLP

Robert E. Puopolo, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.

Guilhem Richard, Gide Loyrette Nouel A.A.R.P.I.